SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                 SCHEDULE 14D-1
                           --------------------------

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                  SCHEDULE 13D
                               (AMENDMENT NO. 10)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             HOMEOWNERS GROUP, INC.
                            (NAME OF SUBJECT COMPANY)

                           CC ACQUISITION CORPORATION
                                    (BIDDER)

                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    43739N107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 HOWARD L. WOLK
                           CC ACQUISITION CORPORATION
                           4040 MYSTIC VALLEY PARKWAY
                                MEDFORD, MA 02155

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE BIDDER)

                                    COPY TO:

                            ROBERT M. ROSEN, ESQUIRE
                             LANE ALTMAN & OWENS LLP
                               101 FEDERAL STREET
                                BOSTON, MA 02110

                               SEPTEMBER 16, 1997
         (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)
                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
   Transaction Valuation*                                Amount of Filing Fee
--------------------------------------------------------------------------------
       $8,074,891                                              $1,614.98
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 3,919,850 shares of the common stock, $0.01 par value (the "Shares"), of Homeowners Group, Inc., a Delaware corporation (the "Company"), not already owned by CC Acquisition Corporation (the "Purchaser") or its affiliates at a total purchase price of $2.06 per Share net to the seller. Such number of Shares represents all of the issued and outstanding Shares as of September 17, 1997.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: NONE                  FILING PARTY: NOT APPLICABLE
FORM OR REGISTRATION NO.: NOT APPLICABLE      DATE FILED: NOT APPLICABLE






CUSIP NO. 43739N107                 14D-1                    PAGE 2 OF 8 PAGES


--------------------------------------------------------------------------------
1              NAME OR REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               CC Acquisition Corporation
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)[ ]
                                                                       (b)|X|
--------------------------------------------------------------------------------
3              SEC USE ONLY
--------------------------------------------------------------------------------
4              SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------
5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(e) or 2(f).                            [ ]
--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
                             State of Delaware
--------------------------------------------------------------------------------
7              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                             2,340,981* Shares
--------------------------------------------------------------------------------
8              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
               CERTAIN SHARES                                             [ ]
--------------------------------------------------------------------------------
9              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                                 42.1 %
--------------------------------------------------------------------------------
10             TYPE OF REPORTING PERSON
                                CO
--------------------------------------------------------------------------------

*On September 16, 1997, HAC, Inc., a Florida corporation ("Parent"), and CC Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("Purchaser") entered into a Stockholders Agreement (the "Stockholders Agreement") with certain stockholders of the Company (collectively, the "Selling Stockholders"), which include all of the members of the Board of Directors of the Company, pursuant to which the Selling Stockholders agreed to validly tender and not withdraw pursuant to Purchaser's Offer to Purchase, an aggregate of 702,481 Shares of the Company representing all of the outstanding Shares which are owned of record or beneficially by the Selling Stockholders. Such Shares represent approximately 12.6% of the Shares outstanding, which when added to the 29.5% already beneficially owned by Purchaser and Parent, result in Purchaser and Parent beneficially owning approximately 42.1% of the Shares outstanding.









CUSIP NO. 43739N107              14D-1                      PAGE 3 OF 8 PAGES



--------------------------------------------------------------------------------
1              NAME OR REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               HAC, Inc.
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)[ ]
                                                                        (b)|X|
--------------------------------------------------------------------------------
3              SEC USE ONLY
--------------------------------------------------------------------------------
4              SOURCE OF FUNDS
                       WC/BK
--------------------------------------------------------------------------------
5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(e) or 2(f).                             [ ]
--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
                                  State of Delaware
--------------------------------------------------------------------------------
7              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                               2,340,981* Shares
--------------------------------------------------------------------------------
8              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
               CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
9              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                                 42.1 %
--------------------------------------------------------------------------------
10             TYPE OF REPORTING PERSON
                                CO
--------------------------------------------------------------------------------

*On September 16, 1997, HAC, Inc., a Florida corporation ("Parent"), and CC Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("Purchaser") entered into a Stockholders Agreement (the "Stockholders Agreement") with certain stockholders of the Company (collectively, the "Selling Stockholders"), which include all of the members of the Board of Directors of the Company, pursuant to which the Selling Stockholders agreed to validly tender and not withdraw pursuant to Purchaser's Offer to Purchase, an aggregate of 702,481 Shares of the Company representing all of the outstanding Shares which are owned of record or beneficially by the Selling Stockholders. Such Shares represent approximately 12.6% of the Shares outstanding, which when added to the 29.5% already beneficially owned by Purchaser and Parent, result in Purchaser and Parent beneficially owning approximately 42.1% of the Shares outstanding.









                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 is filed by HAC, Inc., a Delaware Corporation ("Parent"), and CC Acquisition Corporation, a Delaware corporation ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding shares of the common stock, $0.01 par value (the "Shares") of Homeowners Group, Inc. (the "Company"), not already owned by Parent, Purchaser or its affiliates for total consideration of up to $2.06 per Share, $.55 of which shall be net to the seller in cash and $1.51 of which shall be held in escrow pending resolution of certain potential tax liabilities of the Company (collectively, the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 19, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

     This Tender Offer Statement on Schedule 14D-1 also constitutes Amendment No. 10 to the Schedule 13D originally filed on April 4, 1996 filed by Parent and certain affiliated reporting persons, each of whom have transferred their Shares to Parent in anticipation of this Offer. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Homeowners Group, Inc., a Delaware corporation. The address of the Company's principal executive offices is 400 Sawgrass Corporate Parkway, Sunrise, FL 33325.

     (b) The information set forth on the Cover Page and under "Introduction" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth under "THE TENDER OFFER -- Price Range of the Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(d), (g) This Statement is filed by Parent and Purchaser. The information set forth on the Cover Page of the Offer to Purchase and under "Introduction", "THE TENDER OFFER -- Certain Information Concerning Parent and Purchaser" and on Schedule I of the Offer to Purchase are incorporated herein by reference.

     (e)-(f) During the last five years, neither Parent, Purchaser nor, to their knowledge, any of the persons listed on Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.










ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a)-(b) The information set forth under "Introduction", "SPECIAL FACTORS -- Background of the Offer and Execution of the Merger Agreement", "SPECIAL FACTORS -- The Tax Claims; The Escrow Agreement; The Tax Contingency Settlement Agreement", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement; The Stockholders Agreement; The Rights Plan", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "THE TENDER OFFER -- Certain Information Concerning Parent and the Purchaser", "THE TENDER OFFER -- Purpose of the Offer and the Merger; Plans for the Company", and on Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a)-(b) The information set forth under "Introduction" and "THE TENDER OFFER -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(e) The information set forth under "Introduction", "SPECIAL FACTORS -- Background of the Offer and Execution of the Merger Agreement", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement; The Stockholders Agreement, The Rights Plan", and "THE TENDER OFFER -- Purpose of the Offer and the Merger; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth under "THE TENDER OFFER -- Effect of the Offer on the Market for the Shares; Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a) and (b) The information set forth under "Introduction", "SPECIAL FACTORS -- Background of the Offer and Execution of the Merger Agreement" and "THE TENDER OFFER -- Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth under "Introduction", "SPECIAL FACTORS -- Background of the Offer and Execution of the Merger Agreement", "SPECIAL FACTORS -- The Tax Claims; The Escrow Agreement; The Tax Contingency Settlement Agreement", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger", "SPECIAL FACTORS -- the Merger Agreement; The Stockholders Agreement; The Rights Plan", "SPECIAL










FACTORS -- Interests of Certain Persons in the Offer and the Merger", "THE TENDER OFFER -- Effect of the Offer on the Market for the Shares; Exchange Act Registration", and "THE TENDER OFFER -- Purpose of the Offer and the Merger;
Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth under "Introduction" and "THE TENDER OFFER -- Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.


ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     Not Applicable.

ITEM 10, ADDITIONAL INFORMATION

     (a)-(e) The information set forth under "Introduction", "SPECIAL FACTORS -- Background of the Offer and Execution of the Merger Agreement", "SPECIAL FACTORS -- The Tax Claims; the Escrow Agreement; The Tax Contingency Settlement Agreement", "SPECIAL FACTORS -- The Merger Agreement; The Stockholders Agreement; The Rights Plan", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "THE TENDER OFFER -- Effect of the Offer on the Market for the Shares; Exchange Act Registration", and "THE TENDER OFFER -- Certain Legal Matters" in the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL  TO BE FILED AS  EXHIBITS


     (a)(1)  Offer to  Purchase,  dated September 19, 1997.
     (a)(2)  Letter of Transmittal.
     (a)(3)  Notice of Guaranteed Delivery.
     (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees.
     (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
             and Other Nominees.
     (a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form
             W-9.
     (a)(7)  Form of Summary Advertisement, dated September 19, 1997.
     (a)(8)  Text of Press Release, dated September 17, 1997.
     (b)              None.
     (c)(1)  Agreement and Plan of Merger, dated as of May 14, 1996.
     (c)(2)  Amendment to Agreement and Plan of Merger, dated as of October 31, 1996.
     (c)(3)  Second Amendment to Agreement and Plan of Merger, dated as of January 31, 1997.
     (c)(4)  Third Amendment to Agreement and Plan of Merger, dated as of July 1, 1997.
     (c)(5)  Extension of Third Amendment to Agreement and Plan of Merger, dated as of
             July 31, 1997.










     (c)(6)       Fourth Amendment to Agreement and Plan of Merger, dated as of September 9,
                  1997.
     (c)(7)       Stockholders Agreement, dated as of September 16, 1997.
     (c)(8)       Form of Tax Contingency Settlement Agreement.
     (c)(9)       Form of Escrow Agreement.
     (c)(10)      Agreement for Satisfaction of Judgment, dated as of October 31, 1996.
     (c)(11)      First Amendment to Agreement for Satisfaction of Judgment, dated as of January 31,
                  1997.
     (c)(12)      Second Amendment to Agreement for Satisfaction of Judgment, dated as of July 1,
                  1997.
     (c)(13)      Extension of Second Amendment to Agreement for Satisfaction of Judgment, dated as of July 31, 1997.
     (c)(14)      Third Amendment to Agreement for Satisfaction of Judgment, dated as of September
                  16, 1997.
     (c)(15)      Security Agreement, dated as of October 31, 1996.
     (c)(16)      Guaranty and Pledge Agreement, dated as of October 31, 1997.
     (c)(17)      Security Agreement, dated as of September 16, 1997.
     (c)(18)      Pledge Agreement, dated as of September 16, 1997.
     (c)(19)      Release Agreement, dated as of September 16, 1997.
     (c)(20)      Employment Agreement dated December 22, 1995 between the Company and Carl Buccellato.
     (c)(21)      Settlement Agreement dated September 16, 1997 between the Company and Carl Buccellato.
     (d)          None.
     (e)          Not applicable.
     (f)          None.






                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 1997

                                     CC ACQUISITION CORPORATION



                                     By: /s/ Howard L. Wolk
                                        _____________________________________
                                           Howard L. Wolk, President













                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 1997

                                    HAC, INC.



                                    By: /s/ Howard L. Wolk,
                                       _____________________________________
                                          Howard L. Wolk, President










                                  EXHIBIT INDEX


   EXHIBIT
   -------

     (a)(1)       Offer to Purchase, dated September 19, 1997.
     (a)(2)       Letter of Transmittal.
     (a)(3)       Notice of Guaranteed Delivery.
     (a)(4)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                  Nominees.
     (a)(5)       Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
                  and Other Nominees.
     (a)(6)       Guidelines for Certification of Taxpayer Identification Number on Substitute Form
                  W-9.
     (a)(7)       Form of Summary Advertisement, dated September 19, 1997.
     (a)(8)       Text of Press Release, dated September 17, 1997.
     (b)          None.
     (c)(1)       Agreement and Plan of Merger, dated as of May 14, 1996;.
     (c)(2)       Amendment to Agreement and Plan of Merger, dated as of October 31, 1996.
     (c)(3)       Second Amendment to Agreement and Plan of Merger, dated as of January 31, 1997.
     (c)(4)       Third Amendment to Agreement and Plan of Merger, dated as of July 1, 1997.
     (c)(5)       Extension of Third Amendment to Agreement and Plan of Merger, dated as of
                  July 31, 1997.
     (c)(6)       Fourth Amendment to Agreement and Plan of Merger, dated as of September 9,
                  1997.
     (c)(7)       Stockholders Agreement, dated as of September 16, 1997.
     (c)(8)       Form of Tax Contingency Settlement Agreement.
     (c)(9)       Form of Escrow Agreement.
     (c)(10)      Agreement for Satisfaction of Judgment, dated as of October 31, 1996.
     (c)(11)      First Amendment to Agreement for Satisfaction of Judgment, dated as of January 31,
                  1997.
     (c)(12)      Second Amendment to Agreement for Satisfaction of Judgment, dated as of July 1,
                  1997.
     (c)(13)      Extension of Second Amendment to Agreement for Satisfaction of Judgment, dated as of July 31, 1997.
     (c)(14)      Third Amendment to Agreement for Satisfaction of Judgment, dated as of September
                  16, 1997.
     (c)(15)      Security Agreement, dated as of October 31, 1996.
     (c)(16)      Guaranty and Pledge Agreement, dated as of October 31, 1997.
     (c)(17)      Security Agreement, dated as of September 16, 1997.
     (c)(18)      Pledge Agreement, dated as of September 16, 1997.
     (c)(19)      Release Agreement, dated as of September 16, 1997.
     (c)(20)      Employment Agreement dated December 22, 1995 between the Company and Carl Buccellato.
     (c)(21)      Settlement Agreement dated September 16, 1997 between the Company and Carl Buccellato.
     (d)          None.
     (e)          Not applicable.
     (f)          None.